Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE LTD. ANNOUNCES BOARD APPROVAL OF THE FILING OF A DRAFT PROSPECTUS WITH THE
ISRAEL SECURITIES AUTHORITY

HERZLIYA, Israel, July 12, 2007 – Optibase Ltd. (NASDAQ: OBAS) (“Optibase” or the “Company”) today announced that its Board of Directors had authorized the filing of a draft prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange (“TASE”) in connection with an underwritten offering to the public in Israel of a series of notes convertible into ordinary shares. The offering would be made by Optibase only, and not by any selling shareholder. Prior to the offering of such series of notes, Optibase intends to list its ordinary shares for trade on the TASE. If the offering is completed, Optibase currently intends to raise up to a maximum amount of approximately $50 million, depending on market conditions. No final decision on an offering has been made and any offering is subject to the final approval of Optibase’s Board of Directors, the publishing of a final prospectus with the approval of the Israel Securities Authority and to the listing approval of the TASE.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.

This press release contains forward-looking statements with respect to plans regarding our proposed offering.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to market factors, general economic conditions, as well as those risks set forth in our most recent annual report on Form 20-F and in other reports subsequently filed with the Securities and Exchange Commission.  The Company does not undertake any obligation to update forward-looking statements made herein.